UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INDEVUS PHARMACEUTICALS, INC.

(Name of Subject Company (issuer))

INDEVUS PHARMACEUTICALS, INC.

(Name of Filing Persons (offeror))

6.25% Convertible Senior Notes due 2008

(Title of Class of Securities)

454072 AA7 and 454072 AB5

(CUSIP Number of Class of Securities)

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Avenue

Lexington, MA 02421-7971

(781) 861-8444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the filing persons)

Copy to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer St.

Boston, MA 02110-1624

(617) 345-3000

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee
$72,000,000	$2,211.00

(a)	Estimated for the purpose of determining the filing fee. The amount assumes the exchange of $72,000,000 principal amount of Indevus Pharmaceuticals, Inc.’s 6.25% Convertible Senior Notes due 2008 for $72,000,000 principal amount of Indevus Pharmaceuticals, Inc.’s 6.25% Convertible Senior Notes due 2009. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3

☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to exchange $1,000 principal amount of the Company’s 6.25% Convertible Senior Notes due 2009 (the “New Notes”), for each $1,000 principal amount of validly tendered and accepted outstanding 6.25% Convertible Senior Notes due 2008 (the “Old Notes”) of the Company upon the terms and subject to the conditions contained in the Offer to Exchange dated July 6, 2007 (as amended or supplemented from time to time, the “Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Exchange constitute the “Offer”). The information set forth in the Offer to Exchange and the Letter of Transmittal is hereby expressly incorporated by reference in response to all items of this Schedule TO except as otherwise set forth below.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information under the heading “Summary” in the Offer to Exchange is incorporated herein by reference in answer to Item 1 of this Schedule TO.

Item 2.	Subject Company Information.

The information under the headings “Summary—Indevus Pharmaceuticals, Inc.” and “Summary—Material Differences Between the Old Notes and the New Notes” in the Offer to Exchange is incorporated herein by reference in answer to Item 2 of this Schedule TO. The Old Notes are not listed on any national securities exchange and there is no established trading market for the Old Notes.

Item 3.	Identity and Background of Filing Person.

The information under the heading “Summary—Indevus Pharmaceuticals, Inc.” in the Offer to Exchange is incorporated herein by reference in answer to Item 3 of this Schedule TO. The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o Indevus Pharmaceuticals, Inc., 33 Hayden Avenue, Lexington, MA 02421-7971.

Name	Office
Glenn L. Cooper, M.D.	Director, Chairman and Chief Executive Officer
Andrew Ferrara	Director
James C. Gale	Director
Michael E. Hanson	Director
Stephen C. McCluski	Director
Cheryl P. Morley	Director
Malcolm Morville, Ph.D.	Director
David B. Sharrock	Director
Thomas F. Farb	President and Chief Operating Officer
Noah D. Beerman	Executive Vice President and Chief Business Officer
Mark S. Butler	Executive Vice President, Chief Administrative Officer and General Counsel, Assistant Secretary
Michael W. Rogers	Executive Vice President, Chief Financial Officer and Treasurer
Bobby W. Sandage, Jr., Ph.D.	Executive Vice President, Research and Development and Chief Scientific Officer

Item 4.	Terms of the Transaction.

The information under the headings “Summary—The Exchange Offer,” “Summary—Material Differences Between the Old Notes and the New Notes,” “The Exchange Offer,” “Description of the New Notes” and “Certain United States Federal Tax Considerations” in the Offer to Exchange is incorporated herein by reference in answer to Item 4 of this Schedule TO. None of the Company’s officers, directors or affiliates hold any of the Old Notes and, therefore no Old Notes are to be purchased from any officer, director or affiliate of the Company in connection with the exchange offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information under the headings “Description of Capital Stock—Arrangements With Others Concerning Our Securities” in the Offer to Exchange is incorporated herein by reference in answer to Item 5 of this Schedule TO.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information under the subheadings “Summary—The Exchange Offer—Purpose of the Exchange Offer” and “Summary—The Exchange Offer—Use of Proceeds” in the Offer to Exchange is incorporated herein by reference in answer to Item 6 of this Schedule TO.

Item 7.	Source and Amount of Funds or Other Consideration.

The consideration for each $1,000 principal amount of Old Notes to be purchased by the Company is the issuance of $1,000 principal amount of New Notes. The total consideration required to purchase all of the outstanding Old Notes is $72,000,000 principal amount of New Notes.

Item 8.	Interest in Securities of the Subject Company.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information under the subheading “The Exchange Offer—Other Fees and Expenses” in the Offer to Exchange is incorporated herein by reference in answer to Item 9 of this Schedule TO.

Item 10.	Financial Statements.

The information under the headings “Ratio of Earnings to Fixed Charges” and “Financial Statements” in the Offer to Exchange is incorporated herein by reference in answer to Item 10 of this Schedule TO.

Item 11.	Additional Information.

None.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange, dated July 6, 2007.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Letter to Clients.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(1)(vi)	Letter to Holders

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Indevus Pharmaceuticals, Inc.

By:	/S/ MICHAEL W. ROGERS
Name:	Michael W. Rogers
Title:	Executive Vice President, Treasurer and Chief Financial Officer

Dated: July 6, 2007

Exhibit Index

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange, dated July 6, 2007.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Letter to Clients.

(a)(1)(v)	Notice of Guaranteed Delivery.

(a)(1)(vi)	Letter to Holders.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release.

(b)	None.

(d)	None.

(g)	None.

(h)	None.